

Investor Presentation



Forward-Looking Statements and non-GAAP Financial Information

The information provided at the meeting today will include forward-looking statements relating among other things to our sales, income from operations, capital expenditures, depreciation and amortization, our worldwide markets, our growth in relation to end markets we serve and reinvestment of the proceeds of the sale of our precision components segment. Forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Hawk and which could cause actual results to differ materially from such statements. We do not assume any obligation to update these forward-looking statements.

Investment Highlights

- Worldwide leader of friction products to diverse industrial markets

- 80% of sales derived from specific sole-sourced applications

- Approximately 50% of sales generated from stable OE service and direct aftermarket due to "wear-part" quality nature of product

- Long standing blue chip customer relationships: 20+ years

- Strong Balance sheet with $81.0 million in cash and marketable securities at December 31, 2007

- $22.9 million debt reduction in August 2007

- Significant management ownership: 32% of common shares

HAWK CORPORATION

Hawk serves some of the world's best known companies

CATERPILLAR®

ABSC
AIRCRAFT BRAKING SYSTEMS CORPORATION

EAT•N

GOODRICH

Parker

VOLVO


JOHN DEERE


CARRARO

CNH

HAWK CORPORATION

Revenues by Market
YTD 12/31/2007



Manufacturing Initiatives

- Operations leadership changes provided clear focus on manufacturing excellence

- Productivity levels continue to strengthen at all facilities
  - *Cost controls taking effect*
  - *Scrap levels continue to decline*
  - *Past due levels declining*
  - *On-time delivery metrics improving*

- Continued focus on lean manufacturing strategy
  - *Quality*
  - *Processes*

Technology Initiatives

- Current material customer development and product line extensions

- Fuel Cell development
  - *Partnership with UTC in development of next generation fuel cell technology*
  - *Recipient of $1.0 million grant from State of Ohio for Fuel Cell development work*

- Carbon composite based friction technology development

- Other composite material development

Friction Products Group

  

Friction materials used in brakes, clutches and transmissions

Products	Markets
Friction Materials -	Construction & Mining
Metallic	Aircraft
Cellulose "Paper"	Military
Carbon composites	Agriculture
	Truck
	Recreation and performance automotive

Friction technology improvements offering longer life, better friction qualities, lighter weight

FPG Market Position

($ in Millions)

Market	Total Market Size	2007 Hawk Sales	2006 Hawk Sales	2005 Hawk Sales	Competition	Customers
Off-Highway	$350	$128.5 Up 15.8%	$111.0 Up 27.3%	$87.2	▪ Raytech ▪ Dynax ▪ Borg-Worner	▪ Caterpillar ▪ Deere ▪ Carraro ▪ ZF Sachs ▪ Volvo ▪ CNH
Aircraft & Defense	$110	$43.3 Up 5.6%	$41.0 Up 24.2%	$33.0	▪ Honeywell	▪ Goodrich ▪ ABSC ▪ Parker
On-Highway	$180	$23.2 Down 18.0%	$28.3 Up 9.3%	$25.9	▪ Miba	▪ Eaton ▪ Sachs
Specialty & Perf. Brake	$190	$20.8 Up 6.1%	$19.6 Down 6.7%	$21.0	▪ Miba ▪ Carbonne ▪ Toshiba	HAWK PERFORMANCE / VELVETOUCH

HAWK CORPORATION

Hawk Racing

  

Gears, bearings, driveshafts, bellhousings and starters

Products	Markets
Gear boxes, Transmissions & Clutches	Motorsport – NASCAR, ALMS, SCCA and street performance

Manufacturer of high performance clutch and drive train components for motorsport applications

HAWK
CORPORATION

Racing Developments

- Improving internal competencies required by high tech racing teams

- Participating in NASCAR's "Car of Tomorrow" initiative

- Opportunities to gain multi-car teams for 2008 race season and beyond

- Increasing presence in 2nd tier racing circuits

YTD Consolidated Income

`	12/31/2007	12/31/2006
Revenue	$228.7	$212.1
Gross profit	$53.0	$46.7
Gross profit %	23.2%	22.0%
Operating income	$18.6	$9.9
Operating income %	8.1%	4.7%
Income from continuing operations, after tax	$7.2	($2.0)
Discontinued operations, net of tax	$10.1	$4.9
Net income	$17.3	$3.0
Diluted EPS from continuing operations	$0.75	$0.22
Diluted EPS	$1.83	$0.30

Net Sales



Operating Income



2008 Guidance

	Estimated 12/31/2008	Actual 12/31/2007
Net Sales	$245.0 - $250.0 million	$228.7 million
Income from continuing operations	$20.0 – 22.0 million	$18.6 million
Effective tax rate	43.4%	43.4%
Capital Expenditures	$15.0 million	$7.9 million
Depreciation and amortization expense	$8.0 million	$7.6 million

Investment Summary 2008

- Company focusing on strongest segment - Friction
- Assessing best way to redeploy assets
  - *Acquisitions, internal projects*
- Business base
  - *Red hot focus on operations*
  - *Steady, varied end-market growth*
  - *Lean-out manufacturing providing margin upside*
  - *Good business characteristics – wear parts, strong after-market, pricing control, long term customer relationships, strong technology development programs, global positioning*

